Exhibit 12.1

WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2007		2006		2005		2004		2003
Fixed charges:
Interest expensed	$65,977		$66,265		$35,245		$11,800		$7,867
Interest capitalized	3,664		556		-		200		-
Amortized premiums, discounts and capitalized expenses related to indebtedness	6,527		7,224		6,802		4,056		1,310
Estimate of interest within rental expense	424		386		298		182		209
Total fixed charges	$76,592		$74,431		$42,345		$16,238		$9,386

Earnings:
Income before income taxes	$207,162		$233,272		$196,098		$114,005		$36,139
Income from equity investees	(1,365)		(282)		(409)		-		-
Fixed charges (above)	76,592		74,431		42,345		16,238		9,386
Amortization of capitalized interest	97		41		41		21		21
Distributed income from equity investees	928		987		657		-		-
Interest capitalized	(3,664)		(556)		-		(200)		-
Total earnings	$279,750		$307,893		$238,732		$130,064		$45,546
Ratio of earnings to fixed charges (unaudited)	3.65	x	4.14	x	5.64	x	8.01	x	4.85	x